INVEST IN **HEALABLES**

Nobody should have to live with chronic pain

Personalized Tech designed to turn down pain & turn up performance



AS SEEN ON

UNICORN HUNTERS



www.healables.com   Miami, FL 33131

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This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

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Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

Overview   Team   Market   FAQs   **INVEST**

CHRONIC PAIN IMPACTS OVER 770 MILLION PEOPLE.[4] THAT MEANS, YOU — OR SOMEONE YOU KNOW LIVES WITH CHRONIC PAIN.

It might be your grandfather. It might be your favorite aunt. It might be your next door neighbor.

You're watching them struggle with pain day in and day out, and your hands are tied.

You Care.

You've tried to help.

But the reality is that the system is too impersonal and just not working.

And when your loved one is treated like a number, instead of like a person, you can't help but wonder...

WHAT IF THERE WERE A BETTER WAY?

And what if there was something you could do to fight the impersonal system and help your grandmother live pain free?

Pain is personal. The solution should be too.

Invest in Healables to help us create personalized AI-driven bioelectric wearables

THE MISSION AT HEALABLES: CREATE PERSONALIZED SOLUTIONS FOR PAIN RELIEF AND PERFORMANCE.

ElectroGear Wellness Product Line for sports performance and recovery

Our first product line is called ElectroGear, a wearable bioelectric device to personalize performance and recovery for

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If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS ›

THE MISSION AT HEALABLES: CREATE PERSONALIZED SOLUTIONS FOR PAIN RELIEF AND PERFORMANCE.

ElectroGear Wellness Product Line for sports performance and recovery

Our first product line is called ElectroGear, a wearable bioelectric device to personalize performance and recovery for athletes and the rest of us.

ElectroGear is a system for Physical Therapists, coaches, trainers and other physical practitioners to make more money in less time, as it helps people recover faster.

Professional practitioners buy ElectroGear for use in-clinic and to lease to their clients for remote sessions and monitoring at home or on-the-go.

The ElectroGear system includes:

- ⊘ The Electron Stream wearable device
- ⊘ Smart compression conductive garments
- ⊘ The Data-driven Performance and Recovery App
- ⊘ Practitioner portal for remote sessions and monitoring

HEALABLES MEDICAL PRODUCT LINE FOR PAIN RELIEF AND INFLAMMATION REDUCTION

ElectroGear Wellness Product Line for sports performance and recovery

Healables is our product line currently in development. Our aim is to deliver a wearable medical device that leverages AI to personalize and accelerate bioelectric healing, inflammation reduction and pain relief.

We are combining 3 technologies to build something uniquely special.

- ⊘ e-textiles → for comfort and convenience
- ⊘ Wearable bioelectric health device → for treating and tracking

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Wearable bioelectric health device → for treating and tracking

Smart, Data driven app → for AI, personalization and precision health

WE WANT TO MAKE PAIN MANAGEMENT

Affordable

Accessible

Personalized

So your grandfather or childhood friend has easy, affordable, and individualized access to the care that he needs.

Healables products integrate microcurrent technology. Microcurrent has been studied to enhance cell function in over 175 published papers. The goal of this CrowdFunding campaign is to bring this technology to you. Comfortably. Conveniently. Cost effectively.

Invest in Healables to help us create personalized bioelectric wearables

Invest in Healables to help us create personalized bioelectric wearables

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WHY WE CHOSE TO INTEGRATE MICROCURRENT TECHNOLOGY INTO OUR WEARABLES.

"More than 175 published studies show the beneficial effects of microcurrent technology.

Throughout my medical career, I have treated over 20,000 patients with various kinds of pain and diseases of the brain, nerves, bones, joints, and muscles.

The speed with which microcurrent reduces inflammation of joints, bursa, and tendons is remarkable. I have seen chronic intractable joint pain and bone bruising resolve with very few treatments."

Dr Andrew David Shiller, Harvard trained pain rehab specialist

Invest in Healables to help us create personalized bioelectric wearables

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Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

Overview Team Market FAQs INVEST

Invest in Healables to help us create personalized bioelectric wearables

INITIAL RESULTS

Pain Relief In 64 users

88% of users showed significant pain relief. Additionally, the pain relief was often accompanied by the improved functional activity of the tissues affected.[7]

The Healables system shows potential to Address Musculoskeletal issues.

During user testing of the device, users reported improvements in Musculoskeletal conditions and relief in Musculoskeletal pain issues. These include the elbow, forearm, wrist, hand, knee, shoulder or upper or lower back.


Healables Pain Relief - Musculoskeletal
Max Avg Improvements (%) for Musculoskeletal Issues
Musculoskeletal Issues
Elbow, Forearm, Wrist Finger (4 Cases)
Knee, Thigh, Leg (10 Case)
Ankle, Feet (12 Cases)
Shoulder, Torso, Upper & Lower Back (12 Cases)
Pelvis, Abdomen (3 Cases)
0%
20%
40%
60%
Max Avg Improvement (%)

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If you invest, you're betting Healables will be worth more in the future.

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Overview Team Market FAQs INVEST

The Healables system shows potential to Address Inflammatory issues.

During user testing of the device, users reported improvements in Inflammatory conditions and relief in Inflammatory pain issues. These include Fibromyalgia, Diabetic Neuropathy, Migraine, Respiratory and COPD. And we feel that's a good reason to invest in Healables.

And we feel that's a good reason to invest in Healables.



Healables Pain Relief - Inflammatory
Max Avg Improvements (%) for Inflammatory Issues
Inflammatory Issues
Fibromyalgia, Myalgia (8 Cases)
Diabetic Neuropathy (1 Case)
Migraine, Head, Jaw (10 Cases)
Respiratory, COPD (7 Cases)
0%
20%
40%
60%
Max Avg Improvement (%)

Recovery in 1 day instead of 4

Sports Recovery Time without using ElectroGear



Sports Recovery

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Pre-Market Valuation: $29.27M

If you invest, you're betting Healables will be worth more in the future.

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Overview Team Market FAQs INVEST



Sports Recovery
Baseline
Time After Pitching
Day 1
Day 2
Day 3
Day 4
Full Recovery (%)
100%
75%
50%
25%
0%
Source: Sports Medicine Physician - Dr. Michael April.

Sports Recovery Time Before and After Using ElectroGear (purple line)



Sports Recovery
Baseline
Time After Pitching
Day 1
Day 2
Day 3
Day 4
Full Recovery (%)
100%
75%
50%
25%

FIRST GOAL: HIT

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(Min. $250)

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Pre-Market Valuation: $29.27M

If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS


Sports Recovery
Baseline
Time After Pitching
Day 1
Day 2
Day 3
Day 4
100%
75%
50%
25%
0%
Full Recovery (%)
Source: Sports Medicine Physician - Dr. Michael April.

Source: Data from Dr. Michael April, which was also presented at the E-Textiles 2023 Conference, November 2023, Ghent University, Ghent, Belgium. [28]

Invest in Healables

INVEST IN AI & PATENTED TECHNOLOGY

With 41 patents granted and pending to date, Healables may be developing the most advanced wearable technology for the pain relief and sports performance [7b] markets.

Now it's time to get the data and build the AI layer. AI offers unique potential for products today but legacy systems struggle to take advantage of what AI offers. The Healables system, in contrast, has been designed from the start to leverage the power of AI.

Your investment could help us grow our data and train our AI models.

Invest in Healables

FIRST GOAL: HIT

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$156,000

(Min. $250)
This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

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Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS

Overview Team Market FAQs INVEST

Your investment could help us grow our data and train our AI models.

Invest in Healables

WHERE IS HEALABLES AT NOW?

1. Launched the ElectroGear sports performance product for sales to Physical Therapists and obtained the CE Mark for sales in the EU.
2. Secured a double blind randomized controlled clinical trial with Sheba Medical Center for fibromyalgia (a hard to treat pain condition).
3. In discussions with distributors for licensing the product at scale.

BUY NOW

Join us in our mission to continue fighting the impersonal health system.

Your investment may help more people access pain relief that targets the root — not the symptom.

Invest in Healables to help us create personalized bioelectric wearables

MORE THAN A DEVICE

Healables is a platform technology made to be used in many industries

The goal of the device is to:



- Treat arm, leg & back muscles.
- Heal chronic pain in tendons and joints.
- Reduce inflammation and increase function.





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Reduce inflammation and increase function.

Diminish NSAID/opioid pain med dependencies.

In addition to Fibromyalgia, the Healables product is being developed to address Diabetic neuropathy, Osteoarthritis and Chronic lower back pain.

Other industries and verticals

These include Automotive, Furniture, Cosmetics, Military, General Labor Force and Veterinary Medicine.

Help us get these products to more people

Invest in Healables to help us create personalized bioelectric wearables

GLOBAL PARTNERS

1 Olympic Athlete Training Institute "Wingate" is piloting the product, starting with their swimmers.

2 Healables is a proud graduate of the Intel Ignite accelerator, the Hadassah accelerator powered by IBM Alpha Zone and the Mass Challenge accelerator.

3 Leading automotive companies from German and Korea have each signed an NDA to explore integration of Healables tech in their vehicles.

4 Sheba Medical Center (one of the top 10 hospitals in the world) has signed a Letter of Intent to conduct a clinical trial with Healables to treat Fibromyalgia.

We have attracted attention from well known brands around the world. The question is, have we attracted yours?

Invest in Healables to help us create personalized bioelectric wearables

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Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

Invest in Healables to help us create personalized bioelectric wearables

MEET THE TEAM WITH SOLID EXPERIENCE IN TAKING A COMPANY FROM FORMATION TO EXIT.



Moshe Lebowitz | CEO, Co-Founder

Moshe is a visionary who believes that we all have a responsibility to solve today's biggest health challenges. He has previously served as UI/UX Designer, Product Manager and CEO and has been named a 2023 top technology influencer in Israel by the nation's largest daily circular newspaper, Israel Hayom.

Moshe uses his rabbinic training to solve business problems differently and innovates through the creative integration of technology together with new inventions. He practices Hasidic meditation and is trained in craniosacral therapy and Chinese medicine.



Dr. George Lowell | Chief Scientific Officer

Dr. George H. Lowell has served on both the Scientific Advisory Board and the Board of Directors of Scinai, formerly BiondVax.
Previously, he founded and managed Intellivax, a vaccines R&D company that was acquired by ID Biomedical which was later acquired by GSK Biologicals where he then served as Chief Scientific Officer for BioDefense. He retired from the US Army as a Colonel.
He has initiated numerous clinical studies and clinical trials for FDA Approval. His academic posts include

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Overview Team Market FAQs INVEST

which was later acquired by GSK Biologicals where he then served as Chief Scientific Officer for BioDefense.
He retired from the US Army as a Colonel.
He has initiated numerous clinical studies and clinical trials for FDA Approval. His academic posts include Visiting Scientist at Weizmann and Visiting Professor, Hebrew University-Hadassah Medical Center. Dr. Lowel ok l is an early angel investor in Healables and serves on the BoD.



Yehuda Barbasch | COO/CFO

Yehuda has a background in international investment banking and has worked at Citibank and Pictet Wealth Management.
Yehuda holds a BBA in International Business from Leeds Beckett University and Aix-Marseille University.
His exceptional people skills, British accent and experience with all aspects of finance adds up to strong business planning and operational success.



Dr. Andrew Shiller, MD| Chief Medical Officer

Dr. Andrew David Shiller, MD Chief Medical Officer. Dr. Shiller earned his MD at Duke University's School of Medicine, continuing at Harvard Medical School, with double residency training in Internal Medicine & Physical Medicine & Rehab. He completed fellowship training in Integrative Medicine at University of Maryland Center for Complementary Medicine Research. He studied & practiced natural healing and stress-reduction, along with nutrition, hands-on healing, movement therapy & mind/body awareness.



Ziv Ritchie | BSEE – CTO

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Ziv Ritchie | BSEE – CTO

Ziv Ritchie trained in Electrical Engineering at the Jerusalem College of Technology. He studied Reality Therapy at the William Glasser Institute and helped Professor Joshua Ritchie, MD found and manage the Refuah Institute, the leading provider of Torah-based coach training in the world. Ziv combines his technological knowledge and development skills with his psychological training to develop the Healables digital health coaching app and oversee the development and production of Healables electroceutical devices and textiles.



Marco Van Der Putten Landau | CBDO

Marco van der Putten Landau is an international business development and marketing professional with the rare talent, ability and business acumen to add value and close deals by bringing people and businesses from all over the world together. Marco has lived in Europe, South America, China and Israel and is fluent in English, Spanish, French, Portuguese, Dutch, Italian and Chinese. Marco's ability to understand and bridge cultural nuances empowers him to bring out the universal truths in the people that he works with and create business synergies and partnerships throughout the globe.



Yasha Harari | CMO

Yasha Harari is a marketing professional, having worked with a vast range of world class products and services. He has led marketing and driven record results for a variety of top B2B, B2C and B2B2C firms in the areas of medical devices, tech, gaming, FinTech, retail brands, trade associations, consumer goods, publishers, advertising companies, and many more, around the world. Yasha is responsible for pioneering significant Internet marketing gold standards used by people worldwide since decades.

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Pre-Market Valuation: $29.27M
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NOTABLE INVESTORS   ›

significant Internet marketing gold standards used by people worldwide since decades.

64+
People have used Healables tech in research cases

58,000+
Minutes of custom user experiences

88%
People have used Healables tech in research cases

MARKET SIZE AND INVESTMENT OPPORTUNITY

$6.6T: Total Addressable Market (TAM) — Long-Range Market Opportunities

The Total Addressable Market (TAM) is the entire potential market that a company could possibly reach with its products and services

The wellness market is estimated at $6.06 Trillion (2)(9), covering things like public health, personalized medicine, mental wellness, and more.

- Chronic pain treatment is a $100 billion market (2) expected to grow from $80.77 billion in 2020
- The global medical market is projected to reach $472 billion(13) in 2023 as part of a larger $571 billion medical tech market (13)

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If you invest, you're betting Healables will be worth more in the future.

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medical tech market [13]

$150B[18]: Serviceable Addressable Market (SAM) — Near-Term Primary Market Focus:

The Serviceable Addressable Market (SAM) is the part of the total addressable market that can actually be reached.

- In 2023, the global pain relief market is expected to be around $87 billion, [17] up from $79.68 billion in 2021 (4.5%CAGR).

- The global market for physiotherapy equipment is projected to be $21 billion [16] up from $79.68 billion in 2021 (4.5%CAGR). [16] in 2022 (6.95% CAGR).

- The global personal fitness trainer market is expected to reach $42 billion [18] in 2023, up from $39.7 billion [18] in 2022 (4.8% CAGR).

This means that there is a huge market and it's growing fast.

Go-to-Market Strategy: Healables ElectroGear wellness product will target sales towards physiotherapists and personal trainers in a B2B approach.

$1B: Serviceable Obtainable Market (SOM) & Earlyvangelists (EVG) — The Big Opportunity:

The Serviceable Obtainable Market or Share of Market (SOM), represents the portion of the SAM that can be realistically captured and served. Earlyvangelist is a concept that mixes, "early" and "evangelist," and means early adopter of a product or service.

A $1B SOM & EVG represents about 0.67% of the $150 billion wellness market and 0.18% of the $536 billion [19] medical device market in 2023.

Overview Team Market FAQs INVEST

market and 0.18% of the $536 billion [19] medical device market in 2023.

Wellness, Sports and Fitness Market

- The U.S. health and fitness industry has been growing steadily at 3-4% yearly.
- Within sports, fitness, and rehab, segment is valued at $36 billion, split into $30 billion for health fitness [7b] and $5.4 billion for sports rehab.



US Physical Therapy Equipment Market
2032 in Billions $40B
$50B
$40B
$30B
$20B
$10B
$0B
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032
Source: Global Market Insights

US Physical Therapy Equipment Market, Source: Global Market Insights[27]

These numbers show that the sports fitness market is large and growing.



TAM
SAM

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TAM
SAM
SOM
EVG

Invest in Healables to help us create personalized bioelectric wearables

MEDICAL MARKETS

- The medical device market is growing and expected to hit $799.67 billion by 2029. [19]
- Pain management therapeutics will reach $105.8 billion [21] by 2030, and sports medicine will grow to $9.48 billion [12b]

We anticipate our markets will expand due to aging, increased sports activity, and rising chronic conditions.

Our specialized medical product, featuring custom conductive textiles, is being developed for several markets:

- Diabetic neuropathy's market was $3.9 billion in 2022, expected to hit $6.6 billion in 2030 [23]

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Overview Team Market FAQs INVEST

- Diabetic neuropathy's market was $3.9 billion in 2022, expected to hit $6.6 billion in 2030 [23]
- Osteoarthritis therapy market was $7.9 billion in 2022, projected to be $15.8 billion in 2030. [24]
- Fibromyalgia's treatment market was $3.15 billion in 2022, projected at $3.8 billion in 2028. [25]
- Chronic lower back pain treatment market was $7.9 billion in 2022, expected to reach $12.4 billion in 2031. [26]

These numbers show that the medical market is large and growing.

Click to Invest in Healables

Statistically, a company that captures one tenth of one percent of a Trillion Dollar market will be a billion dollar company.

REWARDS

This is what you get when you invest

Investing early has its advantages because early investors get bonus shares.

1

Legend

CrowdFunding (CF) investors within the first $500,000 raised.

30% Bonus Shares Membership in the Healables CF Investor Club

2

Superstar

CrowdFunding (CF) investors within the next $1,000,000 raised.

10% Bonus Shares: Membership in the Healables CF Investor Club

3

Champion

CrowdFunding (CF) investors within the next $3,300,000 raised.

Membership in the Healables CF Investor Club.

FIRST GOAL: HIT

100%

NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

SIGNUP FOR UPDATES

INVESTMENT TERMS

Pre-Market Valuation: $29.27M

If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS

30% Bonus Shares:
Membership in the Healables
CF Investor Club

$250 = 130 shares

10% Bonus Shares:
Membership in the Healables
CF Investor Club

$250 = 110 shares

Membership in the Healables
CF Investor Club.

$250 = 100 shares

✓ The medical device market is growing and expected to hit $799.67 billion by 2029.

✓ Pain management therapeutics will reach $105.8 billion by 2030, and sports medicine will grow to $9.48 billion.

We anticipate our markets will expand due to aging, increased sports activity, and rising chronic conditions.

✓ Diabetic neuropathy's market was $3.9 billion in 2022, expected to hit $6.6 billion in 2030.

✓ Osteoarthritis therapy market was $7.9 billion in 2022, projected to be $15.8 billion in 2030.

✓ Fibromyalgia's treatment market was $3.15 billion in 2022, projected at $3.8 billion in 2028.

✓ Chronic lower back pain treatment market was $7.9 billion in 2022, expected to reach $12.4 billion in 2031.

These numbers show that the medical market is large and growing.

Click to Invest in Healables

Statistically, a company that captures one tenth of one percent of a Trillion Dollar market will be a billion dollar company.

CROWDFUNDING TIERS

Reg CF investors also receive exclusive membership in the Healables CF Investor Club when they invest a minimum of $250. CF Investor Club Members will be sent special offers providing them the right to purchase exclusive merchandise according to the investor's level of investment. Specifically:

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INVESTMENT TERMS ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS ›

exclusive merchandise according to the investor's level of investment. Specifically:

Investing early has its advantages because early investors get bonus shares.

①	②	③
Legend	**Superstar**	**Champion**
For investing $250 - $495	**For investing $500 - $995,**	**For investing $1,000 or more**
You join the CF Investor Club	You join the CF Investor Club	You join the CF Investor Club
at the 3 Star aka ⭐⭐⭐ investment level.	at the 4 Star aka ⭐⭐⭐⭐ investment level; and	at the 5 Star aka ⭐⭐⭐⭐⭐ investment level.

Investing in Healables isn't just a financial investment. It's a chance to take away someone's pain (and get cool merch).

Click to Invest in Healables

Timing is everything

Get in on it early.

Don't miss out on your chance to make a difference.

Don't miss out on your chance to make a difference.

Invest in Healables Now

Get in on it early to get your Bonus shares

UPDATES

Updated information will be posted in this section

REFERENCES

1 = Science Daily, 100 million Americans live with chronic pain, but treatment research is insufficient, Indiana University, Jan. 13, 2015, Science Daily, https://www.sciencedaily.com/releases/2015/01/150113121206.htm
2 = Prescient & Strategic Intelligence, Chronic Pain Treatment Market Research Report https://www.psmarketresearch.com/market-analysis/chronic-pain-treatment-market
3 = World's Best Hospitals 2021, Newsweek, https://www.newsweek.com/best-hospitals-2021/israel
4 = Statista, Wellness 2020 market $4.4T, https://www.statista.com/topics/1336/wellness-and-spa/#topicOverview
5 = The Global Burden Of Chronic Pain, Tracy P. Jackson, M.D.; Victoria Sutton Stabile, B.A.; K.A. Kelly McQueen, M.D., M.P.H. ASA Newsletter June 2014, Vol. 78, 24—27. https://pubs.asahq.org/monitor/article-abstract/78/6/24/3059/The-Global-Burden-Of-Chronic-Pain?redirectedFrom=fulltext
5a = Chronic Pain Among Adults — United States, 2019–2021, S. Michaela Rikard, PhD1; Andrea E. Strahan, PhD1; Kristine M. Schmit, MD1; Gery P. Guy Jr., PhD1, April 14, 2023, CDC,
https://www.cdc.gov/mmwr/volumes/72/wr/mm7215a1.htm#:~:text=Discussion,%25%20in%202016%20(5)
6 = 31 Chronic Pain Statistics: US & Global Prevalence, LAURA SMITH, Associate Editorial Manager, https://www.thegoodbody.com/chronic-pain-statistics/
6a = Prescribing Opioids for Pain — The New CDC Clinical Practice Guideline, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., New England Journal of Medicine (NEJM), https://www.nejm.org/doi/full/10.1056/NEJMp2211040
6b = CDC Clinical Practice Guideline for Prescribing Opioids for Pain — United States, 2022, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9639433/
6c = NOPAIN Act, Voices For Non Opioid Choices, https://nonopioidchoices.org/nopain-act/




INVEST

https://www.cdc.gov/mmwr/volumes/72/wr/mm7215a1.htm#:~:text=Discussion,%25%20in%202016%20(5)

6 = 31 Chronic Pain Statistics: US & Global Prevalence, LAURA SMITH, Associate Editorial Manager, https://www.thegoodbody.com/chronic-pain-statistics/

6a = Prescribing Opioids for Pain — The New CDC Clinical Practice Guideline, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., New England Journal of Medicine (NEJM), https://www.nejm.org/doi/full/10.1056/NEJMp2211040

6b = CDC Clinical Practice Guideline for Prescribing Opioids for Pain — United States, 2022, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9639433/

6c = NOPAIN Act, Voices For Non Opioid Choices, https://nonopioidchoices.org/nopain-act/

6d = New Persistent Opioid Use After Minor and Major Surgical Procedures in US Adults, National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://pubmed.ncbi.nlm.nih.gov/28403427/

6e = Overdose Deaths Accelerating During COVID-19, Center for Disease Control and Prevention, https://www.cdc.gov/media/releases/2020/p1218-overdose-deaths-covid-19.html

7 = Healables compendium, Dr. Shiller, Dr. Ehrenberg, Dr. Lowell, Healables internal data

7b = The Six Reasons The Fitness Industry Is Booming, Forbes, https://www.forbes.com/sites/benmidgley/2018/09/26/the-six-reasons-the-fitness-industry-is-booming/?sh=7625abaa506d

8 = Pain Management Devices Market, Grand View Research, https://www.grandviewresearch.com/industry-analysis/pain-management-devices-market

8a — Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

9 = Statista, Wellness and Spa, https://www.statista.com/topics/1336/wellness-and-spa/#topicOverview

10= S.586 — NOPAIN Act, Sponsor: Sen. Capito, Shelley Moore (R-WV) (Introduced 03/04/2021), https://www.congress.gov/bill/117th-congress/senate-bill/586/text

11 = H.R.3259 — NOPAIN Act, Sponsor: Rep. Sewell, Terri A. (D-AL-7) (Introduced 05/14/2021), https://www.congress.gov/bill/117th-congress/house-bill/3259/text?format=txt

12 = IN CASE YOU MISSED IT:CAPITO'S NO PAIN ACT TO ADDRESS OPIOID CRISIS SIGNED INTO LAW, U.S. Senator Shelley Moore Capito (R-W.Va.), https://www.capito.senate.gov/news/press-releases/in-case-you-missed-itcapitos-no-pain-act-to-address-opioid-crisis-signed-into-law

12b = Sports Medicine Market Size to Reach USD 10270 Million by 2027 at a CAGR of 7.5% | Valuates Reports PR Newswire, https://www.prnewswire.com/news-releases/sports-medicine-market-size-to-reach-usd-10270-million-by-2027-at-a-cagr-of-7-5--valuates-reports-301388619.html

13 = Statista, Medical Technology, https://www.statista.com/outlook/hmo/medical-technology/worldwide#

14 = Health and Economic Costs of Chronic Diseases, National Center for Chronic Disease Prevention and Health Promotion (NCCDPHP), CDC, March 23, 2023, https://www.cdc.gov/chronicdisease/about/costs/index.htm

hs-covid-19.html anagement Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By

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This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

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INVESTMENT TERMS   ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ❯

Promotion (NCCDPHP), CDC, March 23, 2023, https://www.cdc.gov/chronicdisease/about/costs/index.htm

15 = Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

16 = Physiotherapy Equipment Market Size, Share & Trends Analysis Report By Application (Neurology, Musculoskeletal, Pediatrics), By Type, By Demographics, By End Use, By Region, And Segment Forecasts, 2023 – 2030, Grand View Research, Report ID: 978-1-68038-476-5, https://www.grandviewresearch.com/industry-analysis/physiotherapy-equipment-market

17 = Emergence Research: "The global pain relief market size was USD $79.68B in 2021 and is expected to register a revenue CAGR of 4.5% during the forecast period" so that in 2023 the projected market size is USD $87B. https://www.emergenresearch.com/industry-report/pain-relief-market#:~:text=The%20global%20pain%20relief%20market,4.5%25%20during%20the%20forecast%20period

18 = Personal Fitness Trainer Market Outlook (2022 to 2032), Future Market Insights, https://www.futuremarketinsights.com/reports/personal-fitness-trainer-market

19 = Medical Devices Market Size, Fortune Business Insights, https://www.fortunebusinessinsights.com/industry-reports/medical-devices-market-100085

20 = Pain Medicine, South Rampart Pharma, 2022, "Significant Unmet Need & Market Opportunity" https://southrampartpharma.com/pain-medicine/

21 = Pain Management Therapeutics Market (By Drug Class: NSAIDs, Opioids, Anesthetics, Antidepressants, Anticonvulsants, and Others; By Indication: Arthritic Pain, Neuropathic Pain, Chronic Back Pain, Post-Operative Pain, Cancer Pain, and Others; By Distribution Channel: Online Pharmacy, Retail Pharmacy, and Hospital Pharmacy) – Global Industry Analysis, Market Size, Share, Growth, Trends, Regional Outlook and Forecasts, 2022 – 2030, Precedence Research: The global pain management therapeutics market was valued at USD 72.41 billion in 2021 and is predicted to hit over USD 105.77 billion by 2030, expanding growth at a CAGR of 4.3% during the forecast period 2022 to 2030. https://www.precedenceresearch.com/pain-management-therapeutics-market

22 = Citation that the CE mark is globally considered the gold standard: https://insights.titansolutions.ie/en/top-benefits-of-ce-certification-for-manufacturers#:~:text=A%20product's%20CE%20marking%20is,and%20safety%20norms%20and%20laws.

23 = The diabetic neuropathy market was valued at $3.9B in 2022, and is projected to be $6.6B in 2030. https://www.databridgemarketresearch.com/reports/global-diabetic-neuropathy-market

24 = The global market for Osteoarthritis Therapeutics estimated at US$7.9 Billion in the year 2022, is projected to reach a revised size of US$15.8 Billion by 2030, growing at a CAGR of 9.1% over the period 2022-2030. Knee, one of the segments analyzed in the report, is projected to record 10.1% CAGR and reach US$7.1 Billion by the end of the analysis period. https://finance.yahoo.com/news/global-osteoarthritis-therapeutics-market-reach-230800142.html#:~:text=In

25 = Fibromyalgia Treatment Market Research | 2023-2030, June 13, 2023, MarketWatch, https://www.marketwatch.com/press-release/fibromyalgia-treatment-market-research-2023-2030-2023-06-13#:~:text=Fibromyalgia

26 = Global Chronic Lower Back Pain Treatment Market Report 2023: Increasing Government Initiatives, An Aging Population, and Growing Awareness About Pain Management Drive 4.9% Annual Growth, April 25, 2023, Source: Research and Markets, https://www.globenewswire.com/news-release/2023/04/25/2653775/28124/en/Globalof-

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This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS

15#:~:text=Fibromyalgia
26 = Global Chronic Lower Back Pain Treatment Market Report 2023: Increasing Government Initiatives, An Aging Population, and Growing Awareness About Pain Management Drive 4.9% Annual Growth, April 25, 2023, Source: Research and Markets, https://www.globenewswire.com/news-release/2023/04/25/2653775/28124/en/Globalof-referencing-Chronic-Lower-Back-Pain-Treatment-Market-Report-2023-Increasing-Government-Initiatives-An-Aging-Population-and-Growing-Awareness-About-Pain-Management-Drive-4-9-Annual-Growt.html
27 = Physiotherapy Equipment Market Size – By Type (Equipment, Accessories), By Application (Neurology, Musculoskeletal, Cardiovascular & Pulmonary), By End-use (Hospitals & Clinics, Rehabilitation Centers, Homecare Settings), 2023 – 2032,
https://www.gminsights.com/industry-analysis/physiotherapy-equipment-market#:~:text=Physiotherapy%20Equipment%20Market%20size%20was,population%2C%20and%20advancements%2
28 = Data from Dr. Michael April, which was also presented at the E-Textiles 2023 Conference, November 2023, Ghent University, Ghent, Belgium, https://drive.google.com/file/d/1yEDp48FpuOCB2hWI6SWHlERc_7CjvlwN/view?usp=drive_link

FAQ

Why invest in startups? −

Crowdfunding is designed to allow investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on Healables? +

How much can I invest? +

How do I calculate my net worth? +

FIRST GOAL: HIT

100%

NEXT GOAL: $500.000

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This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

SIGNUP FOR UPDATES

INVESTMENT TERMS

Pre-Market Valuation: $29.27M

If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS

INVEST

FAQ

Why invest in startups?   **+**

What types of securities can I buy on Healables?   **—**

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?   **+**

How do I calculate my net worth?   **+**

What are the tax implications of an equity crowdfunding investment?   **+**

Who can invest in a Regulation CF Offering?   **+**

What do I need to know about early-stage investing? Are these investments risky?   **+**

When will I get my investment back?   **+**

Can I sell my shares?   **+**

What information does Healables collect from issuers related to their offering?   **+**

What happens if a company does not reach their funding goal?   **+**

🏆 FIRST GOAL: HIT

100%

➡ NEXT GOAL: $500,000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

FAQ

Why invest in startups?   +

What types of securities can I buy on Healables?   +

How much can I invest?   —

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $124,000, then the investor's investment limit $2,500, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $124,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $124,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

🏆 FIRST GOAL: HIT

                                                    100%

➜ NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

FAQ

Why invest in startups? **+**

What types of securities can I buy on Healables? **+**

How much can I invest? **+**

How do I calculate my net worth? **−**

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? **+**

Who can invest in a Regulation CF Offering? **+**

What do I need to know about early-stage investing? Are these investments risky? **+**

When will I get my investment back? **+**

Can I sell my shares? **+**

What information does Healables collect from issuers related to their offering? **+**

What happens if a company does not reach their funding goal? **+**

🏆 FIRST GOAL: HIT

100%

→ NEXT GOAL: $500.000

$156,000

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This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS ›

FAQ

| Why invest in startups? | + |

| What types of securities can I buy on Healables? | + |

| How much can I invest? | + |

| How do I calculate my net worth? | + |

| What are the tax implications of an equity crowdfunding investment? | − |

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

| Who can invest in a Regulation CF Offering? | + |

| What do I need to know about early-stage investing? Are these investments risky? | + |

| When will I get my investment back? | + |

| Can I sell my shares? | + |

| What information does Healables collect from issuers related to their offering? | + |

| What happens if a company does not reach their funding goal? | + |

🏆 FIRST GOAL: HIT

                                                    100%

➡ NEXT GOAL: $500,000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

FAQ

Why invest in startups?   +

What types of securities can I buy on Healables?   +

How much can I invest?   +

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   —

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings.

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

🏆 FIRST GOAL: HIT

100%

→ NEXT GOAL: $500,000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ⌄

Pre-Market Valuation: $29.27M
If you invest, you're betting Healables will be worth more in the future.

NOTABLE INVESTORS   ›

FAQ

Why invest in startups?   **+**

What types of securities can I buy on Healables?   **+**

How much can I invest?   **+**

How do I calculate my net worth?   **+**

What are the tax implications of an equity crowdfunding investment?   **+**

Who can invest in a Regulation CF Offering?   **+**

What do I need to know about early-stage investing? Are these investments risky?   **—**

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?   **+**

Can I sell my shares?   **+**

What information does Healables collect from issuers related to their offering?   **+**

🏆 FIRST GOAL: HIT

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$156,000
(Min. $250)
This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄


Rosie Rios was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.


Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.
It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Overview Team Market FAQs INVEST

What do I need to know about early-stage investing? Are these investments risky? +

When will I get my investment back? −

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares? +

What information does Healables collect from issuers related to their offering? +

What happens if a company does not reach their funding goal? +

How can I learn more about a company's offering? +

What if I change my mind about investing? +

FIRST GOAL: HIT

100%

NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

SIGNUP FOR UPDATES

INVESTMENT TERMS

NOTABLE INVESTORS



Rosie Rios was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.



Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.

It's a great feeling to know your product helps people. Join me today, and become a Healables investor.

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

This can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   −

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- -to the company that issued the securities;

- -to an accredited investor;

- -to a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);

- -in connection with your death or divorce or other similar circumstance;

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   +

What if I change my mind about investing?   +

How do I contact someone at Healables?   +

COMMENTS

🏆 FIRST GOAL: HIT

                               100%

➡ NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄

 **Rosie Rios** was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

 **Dr. George Lowell**, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.

It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

What information does Healables collect from issuers related to their offering? —

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

🏆 FIRST GOAL: HIT

100%

➜ NEXT GOAL: $500,000

$156,000

(Min. $250)
This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS ›

NOTABLE INVESTORS ⌄


Rosie Rios was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.


Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.
It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   −

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering?   +

What if I change my mind about investing?   +

How do I contact someone at Healables?   +

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🏆 FIRST GOAL: HIT

100%

➡ NEXT GOAL: $500,000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄

 **Rosie Rios** was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

 **Dr. George Lowell**, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.
It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   −

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?   +

How do I contact someone at Healables?   +

COMMENTS

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🏆 FIRST GOAL: HIT

                                              100%

➡ NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄

 **Rosie Rios** was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

 **Dr. George Lowell**, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.
It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   +

What if I change my mind about investing?   −

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: cfsupport@healables.com

How do I contact someone at Healables?   +

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🏆 FIRST GOAL: HIT

100%

➡ NEXT GOAL: $500,000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄

 **Rosie Rios** was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

 **Dr. George Lowell**, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.

It's a great feeling to know your product helps people. Join me today, and become a Healables investor. Invested this round & previously

---

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Can I sell my shares?	+

What information does Healables collect from issuers related to their offering?	+

What happens if a company does not reach their funding goal?	+

How can I learn more about a company's offering?	+

What if I change my mind about investing?	+

How do I contact someone at Healables?   —

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at:
cfsupport@healables.com

COMMENTS

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                                    100%

➜ NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

♡ SIGNUP FOR UPDATES

INVESTMENT TERMS   ›

NOTABLE INVESTORS   ⌄

 **Rosie Rios** was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

 **Dr. George Lowell**, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.
It's a great feeling to know your product helps people. Join me today, and become a Healables investor.
Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Overview Team Market FAQs INVEST

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FIRST GOAL: HIT

100%

NEXT GOAL: $500.000

$156,000

(Min. $250)

This investment amount represents the sum of cash investments and investments made as a portion of the cash equivalent of services provided by a vendor in exchange for equity in this round

INVEST

SIGNUP FOR UPDATES

INVESTMENT TERMS

NOTABLE INVESTORS



Rosie Rios was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.



Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.

It's a great feeling to know your product helps people. Join me today, and become a Healables investor.

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million



Overview Team Market FAQs INVEST





NOTABLE INVESTORS

Rosie Rios was the 43rd Treasurer of the United States and was a Visiting Scholar at the Radcliffe Institute for Advanced Study at Harvard University.

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables.

It's a great feeling to know your product helps people. Join me today, and become a Healables investor.

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding: $1.2 Million

Get Updates

Enter E-Mail Address

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Healables
WEARABLES THAT HEAL

Our mission is to relieve pain, accelerate healing, and reduce inflammation without medication.

Healables is a digital health start-up that develops wearable, therapeutic smart textiles.

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Healables Digital Health, Inc.
Office Address:
1001 Brickell Bay Drive
Suite 2700
Miami, FL, 33131

Mailing Address:
PMB 1029 1000 Brickell Ave.,
Ste 715
Miami, FL 33131

yashaharari+test123@gm

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Our mission is to relieve pain, accelerate healing, and reduce inflammation without medication.

Healables is a digital health start-up that develops wearable, therapeutic smart textiles.

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https://healables.com

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Miami, FL, 33131

Mailing Address:
PMB 1029 1000 Brickell Ave.,
Ste 715
Miami, FL 33131

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WEARABLES THAT HEAL

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Our mission is to relieve pain, accelerate healing, and reduce inflammation without medication.

Healables is a digital health start-up that develops wearable, therapeutic smart textiles.



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 +1 (305) 547-9669

 https://healables.com

 Healables Digital Health, Inc.
Office Address:
1001 Brickell Bay Drive
Suite 2700
Miami, FL, 33131

Mailing Address:
PMB 1029 1000 Brickell Ave.,
Ste 715
Miami, FL 33131

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Healables Video Transcript without Timestamps

Transcript

pain shouldn't be chronic and people shouldn't have to live with it
[Music]
[Laughter]
healables is driving a revolution in digital Health with a new class of wearable Therapeutics

we have taken on a vital mission to achieve faster healing and safer pain relief for people suffering and chronic pain

pain is the body's way of telling us that our cells need repair and repair requires energy inside the power plant of the cell known as the mitochondria electrons move down the electron transport chain to form the main energy molecule ATP

when our mitochondria are sick our cells don't get the energy they need for repair

healables provides a microcurrent stream of electrons and gentle vibration to kick-start our mitochondria and increase ATP this is how microcurrent repair cells and relieves pain

more than 175 published studies show beneficial effects of microcurrent technology
throughout my medical career I've treated over 20 000 patients with various kinds of pain and diseases of the brain nerves bones joints and muscles
the speed with which microcurrent reduces inflammation of joints Bursa and tendons is remarkable
I've seen chronic intractable joint pain and Bone bruising resolve with very few treatments

Jan suffered from severe chronic arthritis
she came to me in a wheelchair and used two canes just to make limited movements
she was really suffering couldn't do her job
she had had two fusions of a right ankle over the past two years and was still in severe pain

Janet seen top Foot and Ankle Specialist orthopedic surgeons who had no solutions for her

One treatment with a healables device and her pain was 50 percent better

After the second treatment she walked up the hill to my office without assisted devices or pain

So why isn't everyone using microcurrent

Well because until now it's just been too hard
Other machines are just too complicated too time consuming and too old-fashioned and they use gooey electrodes entangled wires

Ron was a high performance athlete and Special Forces soldier in his 20s
he was put on desk Duty because of severe pain in his knees
he had Bone bruises on MRI scans
his orthopedic surgeons didn't have anything to offer him except for a non-steroidal anti-inflammatories and Percocet which contains the opioid oxycodone
he was depending on these pain medications for every day
Ron had an initial good response to treatment with the healables device
so he took a loaner device home and after several weeks he was pain-free without any need for pain medications

that's why healables invented the wearable therapeutic
our patented electron stream device is simple quick and smart
the healables wearable is designed to be worn on our smart textiles

you can wear it at a clinic or bring it home for remote treatment and monitoring and because it's a smart
device artificial intelligence will personalize treatment just for you

88 percent of people in our user testing program reported significant pain relief and physical therapists
love that our product is easy to use
we are encouraged and excited by these responses
now it's time for us to scale and disrupt the annual 79 billion dollar Global pain Market

Here's what you can do
We've launched the healables investment campaign so that you can join us on our mission to end
chronic pain

it's a great feeling to know your product helps people

the opportunity to invest starts now and starts here

Join me today and become a healables investor so that together we can build a future without pain

Click invest and let the journey begin
[Music]

Healables Video Images

- First Text Graphic sequence (starting at about 10 seconds in) reads:
  770 MILLION PEOPLE LIVE WITH CHRONIC PAIN
  World Health Organization

- Second Text Graphic sequence (starting at 16 seconds in) reads:
  CID CARVER
  Chief Marketing Officer
  Four $1M Product crowdfunding campaigns
  Ironman athlete

- Third Text Graphic sequence (starting at 20 seconds in) reads:
  DR. GEORGE LOWELL, MD
  Founder & Chief Science Officer, Healables
  Retired Colonel in the US Army
  20 years at Walter Reed Army Institute of Research
  Successful biotech entrepreneur with an exit

- Fourth Text Graphic sequence (starting at 28 seconds in) reads:
  PAIN
  THE BODYS
  TELLING US
  THAT OUR CELLS
  NEED
  REPAIR
  ENERGY
  MITOCHONDRIA
  ELECTRONS
  MOVE DOWN
  ELECTRON TRANSPORT CHAIN
  ATP
  MITOCHONDRIA
  SICK
  OUR CELL DON'T GET
  THE ENERGY THEY NEED
  FOR REPAIR.
  Healables
  WEARABLES THAT HEAL
  MICROCURRENT
  GENTLE VIBRATION
  KICKSTART
  INCREASE ATP.

THIS
REPAIR CELLS
RELIEVES PAIN

- Fifth Text Graphic sequence (starting at 1:13) reads:
  DR. DAVID SHILLER, MD
  Chief Medical Officer, Healables
  Harvard trained pain management specialist
  Treated over 20,000 patients
  [Diploma]: Harvard Medical School
  Andrew D. Shiller, MD
  PHYSICAL MEDICINE AND REHABILIATION

- Sixth Text Graphic Sequence (starting at 1:20) reads:
  BRAIN
  NERVES
  BONES
  JOINTS
  MUSCLES
  SPEED
  REMARKABLE
  CHRONIC
  VERY FEW
  TREATMENTS

- Seventh Text Graphic Sequence (starting at 2:04) reads:
  WHY ISN'T EVERYONE
  USING MICROCURRENT?
  [X] COMPLICATED
  [X] TIME CONSUMING
  [X] OLD-FASHIONED
  [X] GOOEY ELECTRODES
  [X] TANGLED WIRES

- Eighth Text Graphic Sequence (starting at 2:36) reads:
  OPIOID OXYCODONE

- Ninth Text Graphic Sequence (starting it 2:56) reads:
  SIMPLE
  QUICK
  SMART
  WEAR IT AT CLINIC
  WEAR IT AT HOME
  SMART DEVICE

PERSONALIZE
TREATMENT

- Tenth Text Graphic Sequence (starting at 3:13) reads:
SIGNIFICANT
HEALING
88%
of over 150 participants in
user testing program reported
significant pain relief.

- Eleventh Text Graphic Sequence (starting at 3:26) reads:
SCALE
DISRUPT
$79 BILLION
GLOBAL PAIN MARKET
Here's what YOU can do:
HEALABLES
INVESTMENT
CAMPAIGN

- Twelfth Text Graphic Sequence (starting at 3:38) reads:
It's a great feeling to know
Your product helps people
DR. GEORGE LOWELL

- Thirteenth Text Graphic Sequence (starting at 3:44) reads:
STARTS
NOW
STARTS
HERE

- Fourteenth Text Graphic Sequence (starting at 3:45) reads:
BECOME A HEALABLES
INVESTOR
*INVESTMENT STARTS AT $250
TOGETHER
WE CAN BUILD A FUTURE
WITHOUT PAIN.
INVEST
Healables
WEARABLES THAT HEAL